                               CANADIAN SUPERIOR
                                  ENERGY INC.

                                   [GRAPHIC]

                           2004 SECOND QUARTER REPORT


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MESSAGE TO SHAREHOLDERS


STRONG FIRST HALF 2004 OPERATING RESULTS MOVING FORWARD WITH EXPANDED MANAGEMENT TEAM IN WESTERN CANADA - 2 NEW WELLSITES BEING SURVEYED OFFSHORE NOVA SCOTIA - 5 WELLS TO BE DRILLED OFFSHORE TRINIDAD AND TOBAGO

This document contains forward-looking information on future production, project start-ups and future capital spending. Actual results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors.

Statements contained in this document relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation's annual report on Form 40-F on file with the U.S. Securities and Exchange Commission.

It is a pleasure to present to you the operating results of Canadian Superior Energy Inc. for the first six months of 2004. During the first six months of 2004, our management and professional staff achieved significant progress in positioning Canadian Superior for sustained growth in 2004 and beyond.

This included expanding our senior management team in certain key areas by adding several former senior executives of El Paso Canada to the Canadian Superior Team. We are pleased to welcome the following individuals to Canadian Superior. Mr. Harvey R. Klingensmith has joined Canadian Superior as Chief Operating Officer; Mr. David Purcell as Chief Financial Officer; Mr. Mel Marshall as Vice President - Exploration; and, Mr. Tony Sartorelli as Senior Geophysicist.

Harvey Klingensmith is well known in the domestic and international oil and gas industry and was elected as a Director of Canadian Superior at the Company's recent Annual General Meeting in June 2004. Harvey was until very recently President of El Paso Oil and Gas Canada, Inc. ("El Paso") and has over 29 years of oil and gas industry experience. He was instrumental in facilitating the Canadian Superior and El Paso Offshore Nova Scotia Joint Venture Project and was also responsible for the recent successful sale of El Paso Oil and Gas Canada, Inc.'s western Canadian reserves and lands to British Gas, for a cash consideration of US$345.6 million.

Harvey is an experienced business executive and manager, with a proven track record of exploration and production success both domestically and internationally. He has served in many senior management positions over his career. Prior to his responsibilities as President, El Paso Oil and Gas Canada, Inc. he was responsible for El Paso's international exploration program as Senior Vice President International Exploration, El Paso Production Company; and, Coastal Oil and Gas Corporation's ("Coastal") worldwide exploration programs (1993 - 2000) as Senior Vice President Exploration, Coastal prior to the El Paso Coastal merger. Prior to joining Coastal and El Paso, Harvey was Vice President-International Exploration with Maxus Energy and held several senior positions with Maxus and Diamond Shamrock Oil and Gas (predecessor to Maxus) from 1977 - 1989. He holds both a B.Sc. in Geophysical Engineering and a B.Sc. in Geological Engineering from the Colorado School of Mines. He has served as the Chairman of the Colorado School of Mines Department of Geophysics Visiting Committee from 2001-2003 and is the current National Chair of the Colorado School of Mines President's Council. In addition to his Colorado School of Mines responsibilities, Harvey is an active member of numerous industry associations.


Dave Purcell has joined Canadian Superior as Chief Financial Officer. Dave is former Vice President Finance and CFO, El Paso Oil and Gas Canada, Inc. Prior to his most recent El Paso responsibilities, Dave held the position of Controller, El Paso Oil and Gas Canada from 2001-2003. He is an experienced financial officer and manager with over 23 years of industry experience in accounting systems, audit, financial reporting and management. He has held several key senior controller and financial positions over his career with companies including, Velvet Exploration Ltd., Reserve Royalty Corporation, Northstar Energy Ltd. and Morrison Petroleum Ltd. He is a Chartered Accountant and holds a Bachelor of Commerce degree from the University of Calgary.


COVER:

ROWAN GORILLA V ON SITE DRILLING FOR CANADIAN SUPERIOR, OFFSHORE NOVA SCOTIA NEAR SABLE ISLAND. PHOTOGRAPH BY LOWELL GEORGIA

1                       CANADIAN SUPERIOR ENERGY INC. 2004 SECOND QUARTER REPORT


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                                                         MESSAGE TO SHAREHOLDERS

     Mel Marshall, former Manager - Exploration and Development, El Paso Oil and Gas Canada, Inc., has joined Canadian Superior as Vice President - Exploration. Mel's recent El Paso responsibilities included successful exploration and development over the Canadian Foothills, Deep Basin including North East British Columbia and Frontiers, including overall geological and geophysical management. He was also responsible for El Paso's exploration component of the Canadian Superior and El Paso Offshore Nova Scotia Joint Venture Project. Prior to his most recent El Paso responsibilities, Mel has held various senior exploration and development management positions with El Paso. Prior to El Paso, he held a variety of senior technical positions in geophysics with Dome Petroleum Ltd./Amoco Canada Petroleum Company, Encor Energy Encor Inc./Talisman Energy Inc., Crestar Energy Inc. and Coastal Oil and Gas Corporation. He is an experienced explorationist and manager and geophysicist with over 19 years of oil and gas exploration and development experience in Canada. He holds a B.Sc. in Geophysics from the University of Calgary.

     Tony Sartorelli is formerly Principal Geophysicist, El Paso Oil and Gas Canada, Inc., and has joint Canadian Superior as Senior Geophysicist. Tony has over 20 years of experience in all phases of geophysical exploration programs, in design and management, data acquisition, data interpretation and applied research, including the Western Canadian Sedimentary Basin and Offshore Nova Scotia, including the Canadian Superior and El Paso Mariner and Marquis Projects. In addition to his El Paso responsibilities, he has held technical responsibilities with the Geological Survey of Canada, Northern Engineering Services Company Limited, Hardy Associates and Geo-Physi-Con Co. Ltd. He holds a B.Sc. in Civil Engineering from the University of Calgary.

     This management expansion complements our existing highly qualified and dedicated management team providing additional depth and breadth of experience and resources to assist us in managing the Corporation's growing exciting asset base. Our expanded senior management team also our compliments our experienced Board of Directors, that includes, the addition of Mr. Gerry Maier, former Chairman of TransCanada Pipelines, and Mr. Rod Erskine, former President of El Paso Production Co. Both of these talented individuals were recently elected to our Board of Directors at the Corporation's Annual General Meeting on June 11, 2004. We are pleased to welcome Gerry and Rod to Canadian Superior.

TRINIDAD AND TOBAGO

Further highlights of the second quarter, included successful expansion of our holdings offshore Trinidad and Tobago by being awarded the right to explore Block 5(c) in the Government of Trinidad and Tobago

                                   [GRAPHIC]

NOTE: EXPANDED VERSIONS OF SECOND QUARTER REPORT MAPS MAY BE VIEWED ON www.cansup.com

CANADIAN SUPERIOR ENERGY INC. 2004 SECOND QUARTER REPORT                      2


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MESSAGE TO SHAREHOLDERS

Ministry of Energy and Energy Industries' 2003/2004 Offshore Competitive Bid Round. This represents a major achievement for our staff and for the Corporation. Early in 2004 we submitted bids for Production Sharing Contracts covering two Blocks located off the east coast of Trinidad. On May 11, 2004, we were pleased to announce that we had been informed by the Trinidad & Tobago Ministry of Energy and Energy Industries that Block 5(c), covering 80,041 gross acres had been awarded to us. Trinidad is one of the most coveted oil and gas basins in the world today and Block 5(c) represents an exciting "World Class" opportunity for Canadian Superior. Block 5(c) has significant natural gas exploration potential offsetting the large Dolphin gas field operated by British Gas. Based on detailed seismic, three large structural gas prospects have been identified on Block 5(c) with multi tcf potential. Block 5(c) is situated in medium water depths, approximately 200 - 400 metres, suitable for semi-submersible rigs capable of reaching targeted drilling depths in approximately 40 days. Based upon our drilling experience Offshore Nova Scotia and elsewhere, Canadian Superior's drilling personnel have considerable expertise in drilling the over-pressured wells expected on Block 5(c). Also, well costs on Block 5(c), estimated at US $12 million for drilling operations, are considerably lower than those experienced drilling offshore Nova Scotia. Canadian Superior competed directly against British Gas for Block 5(c) and we are very fortunate to have been awarded this block by the Trinidad and Tobago Ministry of Energy and Energy Industries.

                                   [GRAPHIC]

     We have been working diligently with the Ministry of Energy and Energy Industries in the second quarter of 2004, following notification of the award of Block 5(c), to finalize and execute the Production Sharing Contract and move forward with our exploration and development program on the block, and to the credit of all involved this work has been progressing extremely well.

     Also during the second quarter of 2004, in Trinidad and Tobago, we continued to lay the groundwork for commencement of the first phase of operations on our "Tradewinds" project, including the planned commencement of seismic operations later this year, to be followed by drilling operations thereafter. Our "Tradewinds" project is a "World Class" oil project and joint venture with the national oil company, the Petroleum Company of Trinidad and Tobago Limited ("Petrotrin"). This joint venture encompasses two near-shore Blocks (55,000 gross acres) off the east coast of Trinidad where we have the potential to establish significant oil reserves in the heart of a known hydrocarbons-bearing structural trend. Given the shallow water nature, less than 30 metres water depth, of the Mayaro/Guayaguayare (M/G) blocks, drilling costs are very affordable and projected at between US $3 million and US $5 million per well. The Blocks are in the


3                       CANADIAN SUPERIOR ENERGY INC. 2004 SECOND QUARTER REPORT


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                                                         MESSAGE TO SHAREHOLDERS

Mayaro Bay/Guayaguayare (M/G) area and are on-trend with the recently discovered BHP/Talisman/Total Angostura and British Gas Carapal Ridge fields.

As a result of the Block 5(c) acquisition and our Mayaro/Guayaguayare (M/G) Joint Venture, Canadian Superior plans to drill at least five new exciting wells over the next 3 years in Trinidad and Tobago.

                                   [GRAPHIC]


OFFSHORE NOVA SCOTIA, CANADA

In addition to Trinidad and Tobago, further exciting drilling is planned offshore Nova Scotia on the East

                                   [GRAPHIC]


CANADIAN SUPERIOR ENERGY INC. 2004 SECOND QUARTER REPORT                      4


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MESSAGE TO SHAREHOLDERS

Coast of Canada. During the second quarter of 2004, offshore Nova Scotia, we have been actively preparing for further drilling. Two new locations are currently in the process of being surveyed on our "Mariner" Block. Based on front end geological and geophysical analysis completed over the last several weeks, drilling engineering, procurement and permitting activities to progress with additional drilling on our "Mariner" Project is underway. The two new proposed locations can be seen on the map below. Wellsite survey work will be conducted at these sites over the next few weeks, and stems from the drilling of our first well completed in late March 2004, when Canadian Superior, along with our joint venture partner El Paso Oil and Gas Canada, Inc., completed the drilling of the first "Mariner Project" exploration well directly offsetting ExxonMobil's Venture natural gas field. The "Mariner" I-85 exploration well was drilled in a challenging surface and sub-surface environment that included harsh weather and high emperature and high pressure conditions utilizing the latest in drilling technology, and reached a total depth of approximately 5,408 metres (17,743 feet) to evaluate the first of three large structures identified with seismic for drilling on the "Mariner Project" licence. The "Mariner" I-85 exploration well encountered gas pay in multiple zones with high bottom hole pressures encountered at anticipated depths. Gas levels measured while drilling supported the presence of gas bearing reservoir sections, subsequently confirmed by a full suite of electronic wireline logs completed and evaluated. Abandonment operations on the exploration well were completed in March 2004. Despite certain uninformed media reports that have not properly reported on this well, as announced in Canadian Superior's press release of March 11, 2004, we remain confident that the results of the "Mariner" I-85 exploration well prove that a substantial gas pool exists between the "Mariner" I-85 exploration well and the Arcadia J-16 well and that we have established the presence of a significant gas reservoir on the "Mariner" block. The factual accuracy of Canadian Superior's March 11, 2004 Press Release has been confirmed publicly on numerous occasions by El Paso.

                          MARINER PROSPECT SUMMARY MAP
                          POTENTIAL UNRISKED RESERVES
                                    2.5 TCF


                                     [MAP]

5                       CANADIAN SUPERIOR ENERGY INC. 2004 SECOND QUARTER REPORT

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                                                        MESSAGE TO SHAREHOLDERS

OTHER EAST COAST CANADA, OFFSHORE NOVA SCOTIA HOLDINGS




Canadian Superior has emerged as one of
the largest acreage holders Offshore        RANKING OF PUBLIC COMPANY ACREAGE
Nova Scotia with interests in six             HOLDERS OFFSHORE NOVA SCOTIA
exploration licences totaling 1,293,946
acres and we are one of the few
operators involved in every play type in               [GRAPH]
the basin.

     In addition to Canadian Superior's
"Mariner" exploration project targeting
Cretaceous gas bearing sands located
approximately nine kilometres northeast
of Sable Island, Offshore Nova Scotia,
which encompasses an offshore area of
101,800 acres and directly offsets five
significant gas discoveries near Sable
Island, including the ExxonMobil Venture natural gas field, we continue to work on our Abenaki Reef "Marquis" project and our "Mayflower" deepwater project. Our "Marquis Project" lands encompass two exploration licences with approximately 112,000 contiguous acres located in shallow water depths close to the existing Sable Offshore Energy Project producing infrastructure. The "Marquis Project" lands are located approximately 20 kilometres northwest of Sable Island and approximately 25 kilometres northeast of EnCana's Deep Panuke Abenaiki reef natural gas discovery. During 2002 the first "Marquis" exploration well, L-35/L-35A, was drilled and confirmed the presence of a porous Abenaki reef reservoir in three separate zones within the Abenaki reef complex. El Paso earned a 50% working interest to the depth drilled in the "Marquis Project" by joining Canadian Superior in the drilling of the "Marquis" L-35/L-35A well. Our primary


                         CANADIAN SUPERIOR ENERGY INC.
           "MARQUIS", "MARINER", "MARAUDER", AND "MARCONI" PROSPECTUS


                                   [GRAPHIC]



CANADIAN SUPERIOR ENERGY INC. 2004 SECOND QUARTER REPORT                      6


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                                                        MESSAGE TO SHAREHOLDERS

target in the "Marquis Project" continues to be a large carbonate reef bank reservoir analogous to EnCana's Deep Panuke discovery located 25 kilometres southwest of the "Marquis" well. During 2003, we continued to move forward with El Paso in planning for further drilling on our "Marquis Project". A targeted high-resolution 3-D Seismic Survey on the "Marquis Project" lands, originally scheduled for September of 2003, was postponed due to adverse weather conditions and is expected to proceed in due course. This additional seismic data will provide detailed geophysical data that can now be tied to measured well bore data obtained through the drilling of the "Marquis" L-35/L-35A exploration well. This should allow us to identify optimal future drilling locations on the Abenaki Reef up-dip from our 2002 "Marquis" L-35/L-35a well.

     Canadian Superior's "Mayflower" deepwater project exploration licence, covering approximately 710,000 acres, was acquired in November 2001 for a Work Expenditure Bid of $41.25 million. This project area is located approximately 460 kilometres (285 miles) east of Boston. Mapping to date indicates the presence of five sizeable deepwater prospects within the "Mayflower" block. These large prospects are structural and are typically formed by mobile salt tectonics. Prospect sizes range from 50 to 200 square kilometres in size and are located in 1,300 to 2,500 metre water depths. These types of prospects have been successfully explored in other basins along the Atlantic margin and contain the potential for large discoveries. Similar deepwater structures offshore West Africa and in the Gulf of Mexico have resulted in several hundred million barrel discoveries. The gas discovery by Marathon and its partners in a turbidite deposit Offshore Nova Scotia has proven the turbidite play concept and establishes that there is hydrocarbon source rock and reservoir in the deepwater plays. We currently plan to proceed with a seismic program over the "Mayflower" block to further define target structures for drilling.

                                   [GRAPHIC]


     The deepwater plays Offshore Nova Scotia have attracted interest from large international oil and gas companies. Canadian Superior is working to secure joint venture partners for the deepwater. "Mayflower" block. A Confidentiality Agreement has been signed by Canadian Superior with a potential partner. The "Mayflower" joint venture partnership will be structured on terms similar to past joint ventures and it is expected to result in the release to us of most of the $10.3 million in secured term deposits currently assigned to the "Mayflower" block.

7                      CANADIAN SUPERIOR ENERGY INC. 2004 SECOND QUARTER REPORT

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                                                        MESSAGE TO SHAREHOLDERS

                                     [GRAPHIC]

     We also acquired several exciting prospects with the acquisition in November 2003 of our new "Marauder" and "Marconi" exploration lands covering 370,881 additional acres offshore Nova Scotia, acquired for Work Expenditure Bids aggregating to $14.1 million. These exploration licences were targeted for acquisition based on analysis of recently shot proprietary seismic data and in-house geological evaluations. "Marauder", encompassing 312,037 acres, directly offsets three Significant Discovery Licences (Uniacke, Citnalta and Arcadia). "Marauder" has four seismically defined prospects, two of which lie on trend with and are related to the Uniacke and Citnalta significant discoveries. These provide Canadian Superior with additional attractive prospects in this proven area. "Marconi" (EL 2416), encompassing 58,844 acres, is adjacent to Eploration Licence 2372 (ExxonMobil, Shell, Imperial
Oil), acquired in 1999 for a Work Commitment Bid of just over $55 million. The "Marconi" licence has a seismically defined tilted fault/anticlinal prospect similar to other Sable area fields such as Glenelg and Alma. In the second quarter of 2004 Canadian Superior commenced the front end regulatory approval work for the "Marauder" and "Marconi" Prospects. Approval of the Canada-Nova Scotia Benefits Plan related to these two blocks was received in July 2004. Environmental approvals associated with offshore exploration activities (e.g. potential seismic, etc.) for these two blocks will take several months to obtain and we have kicked off this process.

WESTERN CANADA

OPERATIONS SUMMARY

In addition to our exciting offshore Nova Scotia and Trinidad and Tobago activities during the second quarter of 2004, in Western Canada, development and exploration drilling continued on our Drumheller Alberta core area lands. In addition to the successful first quarter drilling which included one oil well, two gas wells, and one coal bed methane well, five additional wells were drilled during the second quarter. This resulted in two oil wells, one gas well and one coal bed methane. One oil well is producing and the other is being tested. The gas well and the coal bed methane well have been successfully completed and are awaiting tie-in.

ADDITIONAL HIGHLIGHTS ALSO INCLUDED:

     - Oil and Gas Revenues of $18.4 million in the first six months of 2004, up 32% from $13.9 million in the first six months of 2003.

CANADIAN SUPERIOR ENERGY INC. 2004 SECOND QUARTER REPORT                      8
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MESSAGE TO SHAREHOLDERS


- Cash Flow from Operations of $9.75 million in the first six months of 2004, up 82% from $5.35 million in the first six months of 2003.

- Average daily production of 2,551 boe/d during the first six months of 2004, up 37% from 1,860 boe/d during the first six months of 2003.

     In Western Canada our 2004 second quarter focus was centered on continuing with a development drilling program on our Drumheller area holdings. Our total acreage holdings in the Drumheller area as at June 30, 2004 was approximately 178,475 gross acres (119,983 net acres). Capital spending has been allocated for twelve additional locations during 2004 at Drumheller. As noted above, a coal bed methane well drilled in the second quarter is awaiting tie-in to further assist in assessing the potential for coal bed methane production on our large Drumheller area landholdings which are located in the heart of Alberta's original coal producing area.

     In addition, in the second quarter of 2004, a successful program of optimizing the Drumheller assets has resulted in two re-completions, three well reactivations and six oil well pump changes.

     We are focused on enhancing our Drumheller area assets by:

-      Shallow, medium and deep development and exploration drilling

-      Horizontal well drilling programs

-      Recompletions, reactivations and facilities optimization programs

- Commingling production from multiple potentially productive oil and gas zones between surface and 1,400 metres

-      Examining the potential for a full waterflood program in the Mannville
       "I" Pool

-      Exploration in untouched deeper drilling horizons

                                   [GRAPHIC]

     Coal bed methane wells are also being planned to assess the potential for coal bed methane production on our large Drumheller area landholdings. Our landholdings are situated in significant thick coal bed accumulations. Our recent assessments have confirmed the potential for commercial methane gas production and led to the formation of joint ventures with Trident Exploration Corp. and with APF Energy. To date, three test wells have been drilled on our Drumheller lands, and as indicated above, one of which was drilled in the second quarter of 2004. As the Drumheller area coal bed potential develops, we are


9                       CANADIAN SUPERIOR ENERGY INC. 2004 SECOND QUARTER REPORT


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                                                         MESSAGE TO SHAREHOLDERS


considering aggressive development of our coal bed methane rights. Recent sales prices for Drumheller area lands with coal bed methane potential has exceeded $250,000 per section (approximately $390 per acre). We have approximately 108 net sections (69,120 acres) of Drumheller area lands with potential for coal bed methane production.

     In addition, planning is underway for several high impact wells that will be drilled over the next 12 months in a number of focused explorations areas. In East Ladyfern, we currently hold 24 contiguous sections of land in this area. During the first quarter of 2003, we successfully drilled two Slave Point gas wells jointly with our partner El Paso Canada, who farmed-in and participated to earn 25%. Based on preliminary results, we are confident that our wells may result in the establishment of a new Slave Point natural gas field. To date, during the first quarter of 2004, one well was successfully completed and 62 square kilometres (24 square miles) of 3-D seismic was acquired in the East Ladyfern area. Based on this seismic, multiple new locations have been identified for drilling. Wellsite surveys are expected to be completed during late 2004 and drilling operations are expected to commence after freeze-up this year. A multiple well program with British Gas, the successful acquirer of El Paso Canada, is expected to follow. East Ladyfern pipeline routes have been surveyed and plans have already been submitted to government agencies. Limited winter access area activities were conducted in the East Ladyfern area this past winder due to the sale of our partner's, El Paso Canada, Western Canadian operations. Canadian Superior also holds operated high working interests in a number of other Alberta, British Columbia and Saskatchewan

                                   [GRAPHIC]


properties that are primarily in winter access areas. These other areas total an aggregate of 102,304 gross acres (83,084 net acres) in Alberta and 15,243 gross acres (11,506 net acres) in British Columbia. The main operated areas in Alberta are Windfall, Boundary Lake and Bison. The Boundary Lake and Bison holdings are not considered to be core holdings and may be sold during 2004. In British Columbia, the main operated areas are Umbach, Altares and Parkland, all of which are considered to be potential high impact areas.

CANADIAN SUPERIOR ENERGY INC. 2004 SECOND QUARTER REPORT                      10

MESSAGE TO SHAREHOLDERS

LAND INVENTORY

Our undeveloped land acreage in Western Canada at the end of the second quarter was approximately 177,492 gross acres (151,667 net acres) with an average working interest of 85%. During the balance of 2004, we intend to actively add to our undeveloped land holdings, with a particular focus on the Drumheller area.

     Canadian Superior is one of the largest landholders Offshore Nova Scotia, where Canadian Superior currently holds high working interests (predominantly 100%) in six licences covering an aggregate of 1,293,946 acres.

     In Trinidad and Tobago, Canadian Superior's "Tradewinds" joint venture lands cover 55,000 gross acres and Block 5(c), awarded in the second quarter 2004, adds an additional 80,041 gross acres. Total acreage is now 135,041 gross acres, resulting in Canadian Superior becoming one of the largest strategic offshore landholders in Trinidad and Tobago.

2004 CORPORATE GROWTH STRATEGY

Our corporate growth strategy during 2004 and beyond will continue to be focused towards the following six key objectives:

1. As stated above, we intend to continue forward with further future drilling and development on our "WORLD CLASS" Offshore Nova Scotia exploration holdings.

     - We intend to proceed with further drilling on our "MARINER PROJECT" lands.

     - We plan to conduct 3-D seismic acquisition on the "MARQUIS" reef project.

     - In relation to our "MAYFLOWER" extensive deepwater holdings, we are working to secure a joint venture partner to shoot seismic and we intend to move ahead with drilling tartets identified on the "MAYFLOWER" block as quickly as possible. A Confidentiality Agreement has been signed with a potential partner.

     - On our recently acquired "MARAUDER" AND "MARCONI" lands, we have identified a number of excellent seismically defined prospects and we intend to seek further joint venture partners to shoot additional seismic aimed at establishing drilling locations, and to complete the necessary front end regulatory approval activities in support of our planned exploration activities.

2. We will continue to Leverage the expertise we have developed Offshore Nova Scotia into other "WORLD CLASS" basins. An example of this is the securing of the joint venture with the Petroleum Company of TRINIDAD AND TOBAGO Limited, covering 55,000 gross acres MAYARO BAY/GUAYAGUAYARE (M/G) near-shore acreage, and the further "WORLD CLASS" opportunity related to the Second quarter 2004 announcement of our successful acquisition in Trinidad and Tobago of Block 5(C) in the Government of Trinidad and Tobago Ministry of Energy and Energy Industries' 2003/2004 Offshore Competitive Bid Round.

3. We will continue development of our strategic core production assets in Western Canada focusing on the Drumheller area of Alberta. In addition to conventional drilling and development in this area, attention will also be directed at the tremendous potential for coal bed methane development and horizontal drilling.

4. Further exploration and development in high impact exploration areas in Western Canada such as in the Altares, Windfall, Umbach and East Ladyfern.

5. We will continue to work to ensure that balance sheet strength is maintained in order to properly balance high impact project risk.

6. We are on-watch for opportunities to expand our core corporate interests through strategic acquisitions.

CORPORATE RESPONSIBILITY AND COMMUNITY INVOLVEMENT

Canadian Superior is a strong advocate of direct corporate involvement in communities contributing to, or affected by, its activities. We believe that direct community involvement enhances our ability to properly achieve common goals. Significant efforts are exerted to ensure that we have a responsible and responsive corporate presence. We conduct regular discussions with community representatives and stakeholders and we take care to ensure that planned activities are fully explained. Our attitude of direct involvement with local communities is consistently supported by sponsorship of community programs.


11                      CANADIAN SUPERIOR ENERGY INC. 2004 SECOND QUARTER REPORT

                                                         MESSAGE TO SHAREHOLDERS

     In Western Canada, Canadian Superior has been a sponsor of urban and rural communities, charitable organizations and sponsorships including cancer research in Alberta, the Calgary Chinook Scout Foundation, the Rockyview General Hospital, STARS and the Alberta Cancer Foundation. The Company is also a major sponsor of the Calgary Stampede and 4H on Parade, the latter being one of the largest rural youth agricultural shows in North America. We intend to actively continue with support for community and charitable programs and initiatives and we encourage our staff and management to do the same.

     In Nova Scotia, Canadian Superior's contributions have included supporting education and training, as well as to oil and gas related research and development activities, for students enrolled in undergraduate education programs in Nova Scotia. We have provided Education, Training, and Research and Development funds to Dalhousie University, St. Francis Xavier University, the University College of Cape Breton and the Nova Scotia Community College.

     Given our recent success in Trinidad and Tobago, we intend to support local communities and programs consistent with achieving our objectives.

     In summary, we intend to continue to actively support programs related to communities and stakeholders that support our corporate objectives and growth strategies.

OUTLOOK - 2004

Accordingly, given the above mentioned achievements of the Corporation, the next several months will be very exciting for Canadian Superior and our shareholders. With the continued strong support of our shareholders and the solid growth platforms we have developed that underpin Canadian Superior, we are very confident that 2004 presents us with a very exciting future. We intend to maintain a strong balance sheet while we remain focused on growing our Western Canadian production and developing our "World Class Home Run" opportunities for shareholders.

     We are confident that the stage has been set for our Company to achieve a "Grand Slam Home Run" for shareholders during 2004 and beyond. The awarding of Block 5 (c) in Trinidad and Tobago against British Gas in the second quarter of 2004, combined with the increased depth and breadth of our recently expanded integrated management team, and the exciting drilling and development we have initiated offshore Nova Scotia and in Western Canada has put this in motion and we are confident that our continued hard work, along with your continued support, and the support of our other shareholders will result in continued achievements as we remain focused on our objective of growing the Corporation and continuing to add solid value to our asset base.

     Respectfully submitted on behalf of Canadian Superior Energy Inc.

                                          CANADIAN SUPERIOR ENERGY INC.

                                          per


                                          [SIGNATURE]


                                          Greg S. Noval
                                          Chief Executive Officer
                                          August 16, 2004


THE CANADIAN SUPERIOR WEBSITE AT www.cansup.com CONTAINS DETAILED DESCRIPTIONS OF WESTERN CANADIAN ASSETS, OFFSHORE NOVA SCOTIA MAPS AND PROJECT DESCRIPTIONS AND TRINIDAD AND TOBAGO MAPS AND PROJECT DESCRIPTIONS.

CANADIAN SUPERIOR ENERGY INC. 2004 SECOND QUARTER REPORT                      12

MANAGEMENT DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated interim financial statements and notes thereto for the six months ended June 30, 2004, and the audited consolidated financial statements and MD&A for the year ended December 31, 2003 contained in the 2003 annual report for Canadian Superior Energy Inc. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada. The following discussion and analysis refers primarily to the second quarter of 2004 compared with the same period in 2003 unless otherwise indicated. The calculation of barrels of oil equivalent ("boe") is based on a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

Management's Discussion and Analysis contains the term "cash flow from operations", which is determined before changes in non-cash working capital and should not be considered an alternative to, or more meaningful than, "cash flow from operating activities" as determined in accordance with generally accepted accounting principles ("GAAP"). Canadian Superior's determination of cash flow from operations may not be comparable to that reported by other corporations. A reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flows in the financial statements. The Corporation also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding in a manner consistent with the calculation of earnings per share.

The MD&A contains forward-looking or outlook information regarding the Corporation. Because forward-looking information addresses future events and conditions, it involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking or outlook information. These risks and uncertainties include, but are not limited to: commodity price levels; production levels; the recoverability of reserves; transportation availability and costs; operating and other costs; interest rates and currency exchanges rates; and changes in environmental and other legislation and regulations.

SELECTED FINANCIAL INFORMATION

                                                Three Months Ended                 Six Months Ended
                                                      June 30                          June 30

($000's except per share amounts)                 2004       2003             2004            2003
                                               --------------------      ----------------------------
Oil and gas revenue net of royalties           $  8,282      7,851       $   15,470     $    10,997
Cash flow from operations                         5,312      4,696            9,748           5,354
  Per Share basic                                  0.05       0.05             0.09            0.07
  Per Share diluted                                0.05       0.05             0.09            0.07
Net earning (loss)                                 (271)       495           (1,037)           (218)
  Per Share basic                                  0.00       0.01            (0.01)           0.00
  Per Share diluted                                0.00       0.01            (0.01)           0.00
Total assets                                    157,137    106,390          157,137         106,390
Net debt including working capital                8,095     27,815            8,095          27,815


PRODUCTION, PRICING AND REVENUE

                                             Three Months Ended              Six Months Ended
                                                   June 30                        June 30

($000's)                                      2004         2003             2004            2003
                                           -------------------------     ----------------------------
NATURAL GAS
Average Daily Production (mcf/d)              11,427      12,639           11,665        8,764
Average Sales Price ($/mcf)                $    7.02        6.80         $   6.80         7.16
NATURAL GAS REVENUE ($000'S)               $   7,302       7,822         $ 14,431       11,351
OIL & NGLs
Average Daily Production (bbl/d)                 603         671              609          398
Average Sales Price ($/bbl)                $   37.00       32.88         $  35.75        34.40

OIL & NGLS REVENUE ($000'S)                $   2,030       2,008         $  3,960        2,480
BARRELS OF OIL EQUIVALENT (6:1)
Average Daily Production (boe/d)               2,508       2,778            2,551        1,860
Average Sales Price ($/boe)                $   40.83       39.12         $  39.61        41.28
TOTAL OIL AND GAS REVENUE ($000'S)         $   9,316       9,888         $ 18,388       13,889

Average daily production for the first half of 2004 increased to 2,551 boe/d, up 37 percent from 1,860 boe/d in the first half of 2003. The Drumheller property acquisition closed on March 20, 2003 and as such the Corporation included revenues, expenses and production volumes related to Drumheller from March 21, 2003 forward. Second quarter 2004 production averaged 2,508 boe/d, down 10 percent from the corresponding quarter in the prior year.


13                      CANADIAN SUPERIOR ENERGY INC. 2004 SECOND QUARTER REPORT

                                              MANAGEMENT DISCUSSION AND ANALYSIS

     Oil and gas revenues increased 32 percent to $18.4 million in the first half of 2004 as compared to $13.9 million in the first half of 2003 due to higher 2004 average production levels. Second dropped revenues dropped 6 percent to $9.3 million in 2004 from $9.9 million in 2003. The average realized sales price was $39.61/boe for the first half of 2004 and $40.83/boe for the second quarter of 2004, with both periods pricing being within 5 percent of 2003 realized prices.

HEDGING

The Corporation enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility. These financial instruments are entered into solely for hedging purposes to protect the Corporation against negative commodity price movements and are not used for trading or other speculative purposes.

     The Corporation has the following contracts in place relating to the remainder of 2004:

CONTRACT            VOLUME            PRICE                  TERM

NATURAL GAS

Fixed Price         2,000 gj/d        $6.14/gj (Aeco)        April 1 - October 31, 2004

     At June 30, 2004, the estimated fair values of the above financial instruments was a loss of approximately $0.1 million.

ROYALTIES

Second quarter of 2004 royalties totalled $1.0 million (11 percent of revenue), bringing the first half of 2004 total to $2.9 million (16 percent of revenue). During the second quarter, the Corporation received approximately $0.8 million of royalty rebates related to capital expenditures incurred in 2002 and 2003. These royalty reductions reduced recorded 2004 royalty expenses which would have averaged 20 percent of revenues without such prior period revisions. 2003 royalties averaged 21 percent of revenues for both the second quarter and first half.

GENERAL AND ADMINISTRATIVE


                                           Three Months Ended     Six Months Ended
($000's)                                         June 30              June 30
                                               2004    2003         2004      2003
                                           --------------------  ---------------------
Reported G&A                                   1,863   1,007        3,234     2,829
Non cash stock based compensation included      (697)   (187)        (940)     (336)
                                           --------------------  ---------------------
Cash G&A expenses                              1,166     820        2,294     2,493
                                           --------------------  ---------------------

Reported G&A expenses were $1.9 million in the second quarter of 2004, up from $1.0 million in the second quarter of 2003. These second quarter 2004 costs include $0.7 million (2003 - $0.2 million) of non-cash stock based compensation expenses relating to the implementation of a new accounting standard as of January 1, 2004. This policy requires all stock options granted to employees, directors and consultants of the Corporation to be fair valued and recorded as compensation expense when granted over the vesting period of the related options. Reported G&A expenses for the first half of 2004 were $3.2 million up from $2.8 million in 2003.

CANADIAN SUPERIOR ENERGY INC. 2004 SECOND QUARTER REPORT                      14

                                              MANAGEMENT DISCUSSION AND ANALYSIS


PRODUCTION AND OPERATING EXPENSES

                                                  2003                     2004
                                             -------------------------------------------------
                                                Q1       Q2      Q3       Q4      Q1       Q2
                                                --       --      --       --      --       --
  Production and Operating Expenses ($000's)   724    1,989   1,771    1,508   1,510    1,786
  Per boe ($)                                 8.65     7.89    7.02     6.16    6.40     7.83

Production and operating expenses were $1.8 million ($7.83/boe) in the second quarter of 2004, down from $2.0 million ($7.89/boe) in the second quarter of 2003. First half production and operating expenses totalled $3.3 million ($7.10/boe) in 2003. Second quarter 2004 as compared to $2.7 million ($8.06/boe) in 2003. 2004 production and operating expenses included approximately $0.3 million ($1.31/boe) of costs relating to a successful Drumheller optimization program initiated. Continuing production and operating expenses equalled approximately $6.50/boe in the second quarter and first half of 2004.

     Production and operating expenses have fallen significantly from early 2003 levels as our field team worked diligently to implement operations efficiencies and integrate our new core area at Drumheller.

INTEREST EXPENSE AND INCOME

For the first six months of 2004 the Corporation paid $300,000 (2003 - $559,000) in interest on its revolving production loan facility, which at June 30, 2004 had a drawn balance of only $7.9 million of $301,000 was earned by the Corporation in the first half of 2004 on its Offshore Nova Scotia licence term deposits, compared to $210,000 in the same period of 2003.

DEPLETION, DEPRECIATION AND ACCRETION

Depletion, depreciation and accretion expenses (DD&A) were $5.1 million ($22.47/boe) for the second quarter of 2004, bringing the first half of 2004 total to $10.2 million ($22.00/boe). The second quarter of 2003 DD&A expenses were $3.8 million ($15.21/boe) with the first six months of 2003 totalling $5.1 million ($15.25/boe). The increase in 2004 charges relates largely to negative reserve revisions to the Corporation's non-Drumheller area properties in the January 1, 2004 independent reserve evaluation. DD&A has been restated as per Note 6 in accordance with the adoption of a new accounting standard regarding asset retirement obligations. The adoption of this new standard reduced 2004 earnings by approximately $0.1 million.

TAXES

The Corporation recorded current taxes of $65,000 for the second quarter of 2004 (second quarter 2003 - $52,000) in respect of the federal Large Corporations Tax. The Large Corporations Tax is based on the Corporation's book value. The Corporation does not expect to be cash taxable in 2004. A future income tax reduction of $241,000 was recorded for the second quarter of 2004, compared with an increase of $169,000 for the same period in 2003. The reduction arose as a result of the loss from operations.

CAPITAL EXPENDITURES

                                  Three Months Ended              Six Months Ended
                                       June 30          %             June 30             %
($000's)                           2004        2003   change      2004       2003       change
                                  ------------------          --------------------
Acquisition                           0         374                  0     54,160
Exploration & Development         5,659       1,908     197%    16,668      5,757         190%
Plants, Facilities & Pipelines    1,462          91   1,507%     3,110        186       1,572%
Capitalized Expenses              1,058         912      16%     2,010      1,963           2%
Land & Lease                        627         461      36%     1,228        470         161%
                                 -------------------          --------------------
                                 $8,806       3,746     135%   $23,016     62,536         -63%

The Corporation incurred $8.8 million of capital expenditures in the second quarter of 2004, up 135% from $3.7 million in the second quarter 2003. Capital expenditures for the six months ended June 30, 2004 totalled $23.0 million including $11.3 million related to the Corporation's share of the Mariner I-85 well in 2004.

     The Corporation spent $62.5 million on capital expenditures during first half of 2003 including $54.2 million on the Drumheller acquisition.

15                    CANADIAN SUPERIOR ENERGY INC. 2004 SECOND QUARTER REPORT

                                            MANAGEMENT DISCUSSION AND ANALYSIS

CEILING TEST

The Corporation adopted CICA Accounting Guideline 16 "Oil and Gas Accounting
- Full Cost" in its fourth quarter 2003. This guideline limits the carrying value of oil and gas properties to their fair value in a ceiling test calculation which must be performed at least annually. The fair value is estimated to be the timely future cash flow from proved and probable reserves using future price forecasts and costs discounted at a risk-free rate. No write-down of oil and gas assets was required, under this guideline.

 The Corporation is currently evaluating the results of its Mariner I-85 well. The Corporation has excluded approximately $16.8 million of expenditures related to this well from capital costs subject to DD&A and ceiling test calculations. Had the Corporation included the costs of the Mariner I-85 well in its June 30, 2004 ceiling test calculation, the Corporation would have recorded a write-down of its oil and gas assets of approximately $15 million.

NET INCOME AND CASH FLOW FROM OPERATIONS

                                                              THREE MONTHS ENDED
                                                                   JUNE 30
                                                     ($000's)                   ($ per boe)
                                             ------------------------------------------------------
                                                  2004       2003           2004           2003
---------------------------------------------------------------------------------------------------
REVENUE                                        $ 9,316      9,888        $ 40.83         $39.12
  Royalties                                      1,034      2,037           4.53           8.06
  Production and operating expenses              1,786      1,989           7.83           7.87
---------------------------------------------------------------------------------------------------
OPERATING NETBACK                                6,496      5,862          28.47          23.19
  G & A expenses, net of stock based comp        1,166        820           5.11           3.24
  Net interest expense (income)                    (47)       294          (0.21)          1.16
  Large Corporations Tax                            65         52           0.28           0.21
---------------------------------------------------------------------------------------------------
CASH FLOW                                        5,312      4,696          23.28          18.58
  Depletion, depreciation and accretion          5,127      3,845          22.47          15.21
  Stock based compensation                         697        187           3.05           0.74
  Future income tax (recovery)                    (241)       169          (1.06)          0.67
---------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                             $ (271)       495        $ (1.18)          1.96
---------------------------------------------------------------------------------------------------

                                                              SIX MONTHS ENDED
                                                                   JUNE 30
                                                     ($000's)                   ($ per boe)
                                             ------------------------------------------------------
                                                  2004       2003           2004           2003
---------------------------------------------------------------------------------------------------
REVENUE                                       $ 18,388     13,889         $ 39.61         41.28
  Royalties                                      2,918      2,892            6.29          8.60
  Production and operating expenses              3,296      2,713            7.10          8.06
---------------------------------------------------------------------------------------------------
OPERATING NETBACK                               12,174      8,284           26.22         24.62
  G & A expenses, net of stock based comp        2,294      2,493            4.94          7.41
  Net interest expense (income)                     (1)       349            0.00          1.04
  Large Corporations Tax                           133         88            0.29          0.26
---------------------------------------------------------------------------------------------------
CASH FLOW                                        9,748      5,354           21.00         15.91
  Depletion, depreciation and accretion         10,212      5,130           22.00         15.25
  Stock based compensation                         940        336            2.02          1.00
  Future income tax (recovery)                    (367)       106           (0.79)         0.32
---------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                           $ (1,037)      (218)        $ (2.23)        (0.66)
---------------------------------------------------------------------------------------------------


The Corporation recorded a loss of $0.3 million ($0.00 per share) in the second quarter to 2004, compared to earnings of $0.5 million ($0.01 per share) in the corresponding 2003 quarter. In the first half of 2004 the Corporation posted a loss of $1.0 million ($0.01 per share) compared to a loss of $0.2 million ($0.00 per share) in the first half of 2003. Principle factors relating to the 2004 losses include in non-cash expenses of DD&A and stock based compensation.

     Cash flow from operations for the second quarter of 2004 was $5.3 million ($0.05 per share), up 13 percent from $4.7 million ($0.05 per share) in the same quarter of 2003. During the first half of 2004 cash flow increased to $9.7 million ($0.09 per share), up from $5.4 million ($0.07 per share) in the first half of 2003. The Drumheller production and corresponding cash flow was recorded by the Corporation from March 21, 2003 forward.

CANADIAN SUPERIOR ENERGY INC. 2004 SECOND QUARTER REPORT                    16

MANAGEMENT DISCUSSION AND ANALYSIS


LIQUIDITY AND CAPITAL RESOURCES

The Corporation's current $24.0 million revolving production loan facility expires on November 30, 2004, unless renewed or extended. At June 30, 2004, $7.9 million was drawn on this facility. As at July 31, 2004, approximately $7.3 million was outstanding on this facility, and the Corporation had approximately $18.0 million in cash deposits available for corporate purposes. In addition to the $18.0 million of available cash currently on hand, the Corporation has $13.8 million of term deposits posted as security against its remaining Offshore Nova Scotia work expenditure bids. The $13.8 million of security deposits are released to the Corporation on a basis proportionate to 25 percent of expenditures incurred. It is the Corporation's intention to secure a joint venture partner for its deepwater "Mayflower" block which, if successful, will release up to $10.3 million in secured term deposits assigned to this block.

     During the first half of 2004, equity financings and working capital supplemented $9.8 million of cash flow from operations to fund $23.0 million of capital expenditures. An aggregate of $8.4 million was raised from purchase warrant and option exercises and $0.5 million was raised through special warrant financings.

     The Corporation's remaining 2004 Western Canadian exploration and development expenditures are expected to be funded primarily from operating cash flow. If additional cash is required to fund planned 2004 capital programs, in particular programs Offshore Nova Scotia and Offshore Trinidad and Tobago, it may be sourced from equity financings or, in the case of Offshore Nova Scotia activities, from potential releases of secured term deposits as additional work expenditures are incurred. The Corporation may also elect to farm-out portions of its Offshore Nova Scotia and Offshore Trinidad and Tobago acreage, or enter into other arrangements with third parties, thereby reducing capital required from the Corporation to fund these programs.

     At June 30, 2004, the Corporation had 107.9 million common shares, 2.0 million purchase 7.9 million stock options outstanding.

BUSINESS RISKS

Canadian Superior is engaged in the oil and gas industry and is exposed to a number of business risks, which can be described as operational and financial risks, many of which are outside of its control. More specifically these include risks of economically finding reserves and producing oil and gas in commercial quantities, marketing the production, commodity prices and interest rate fluctuations, and environmental and safety risks. In order to mitigate these risks, the Corporation has an experienced base of qualified personnel, both technical and financial, and maintains an insurance program that is consistent with industry standards.

     At June 30, 2004, the Corporation had $13.8 million of term deposits posted as security against its remaining Offshore Nova Scotia work expenditure bids. To the extent that expenditures are not incurred within the periods allowed, the Corporation would forfeit its proportionate share of any remaining deposit relating to the unexpended work commitment.

     In addition, the Corporation is involved in various claims and litigation arising in the ordinary course of business. In the opinion of Canadian Superior the various claims and litigations arising there from are not expected to have a material adverse effect on the Corporation's financial position. The Corporation maintains insurance, which in the opinion of the Corporation, is in place to address any unforeseen claims.

MANAGEMENT HAS COMPILED THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL INFORMATION OF CANADIAN SUPERIOR ENERGY INC. CONSISTING OF THE INTERIM CONSOLIDATED BALANCE SHEETS AS AT JUNE 30, 2004 AND THE CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT AND CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2004 AND 2003. PLEASE NOTE THE INTERIM FINANCIAL STATEMENTS HAVE NOT BEEN REVIEWED OR AUDITED BY EXTERNAL AUDITORS.

17                    CANADIAN SUPERIOR ENERGY INC. 2004 SECOND QUARTER REPORT

--------------------------------------------------------------------------------
                                                     CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
(THOUSANDS OF CANADIAN DOLLARS)

                                                     JUNE 30            December 31
                                                       2004                 2003
ASSETS                                             (UNAUDITED)           (audited)
                                                   --------------------------------
                                                                  (restated-note 6)
Current assets
  Cash and short-term investments                    $  18,275           $   9,328
  Nova Scotia offshore drilling security                    --              10,000
   deposit
  Accounts receivable                                    3,907               3,540
  Prepaid expenses                                         441                 568
                                                   --------------------------------
                                                        22,623              23,436

Nova Scotia offshore term deposits                      13,839              13,839
Oil and gas assets                                     120,675             107,474
                                                   --------------------------------
                                                     $ 157,137           $ 144,749
                                                   --------------------------------
LIABILITIES

Current liabilities
  Accounts payable and accrued                       $  22,818           $  14,630
   liabilities
  Revolving production loan (note 2)                     7,900              12,550
                                                   --------------------------------
                                                        30,718              27,180

Asset retirement obligation (note 6)                     6,376               5,979
Future income taxes                                      8,844               9,220
                                                   --------------------------------
                                                        45,938              42,379
                                                   --------------------------------

SHAREHOLDERS' EQUITY

Share capital (note 3)                                 111,330             102,404
Contributed surplus (note 6)                             2,344               1,404
Deficit (note 6)                                        (2,475)             (1,438)
                                                   --------------------------------
                                                       111,199             102,370
                                                   --------------------------------
Measurement uncertainty (note 7)
                                                     $ 157,137           $ 144,749
                                                   --------------------------------
                                                   --------------------------------


     SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


CANADIAN SUPERIOR ENERGY INC. 2004 SECOND QUARTER REPORT                      18

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
--------------------------------------------------------------------------------


                                                            Three Months Ended           Six Months Ended
(UNAUDITED)                                                       June 30                      June 30
(THOUSANDS OF CANADIAN DOLLARS EXCEPT PER SHARE AMTS.)      2004           2003          2004          2003
                                                        ---------------------------------------------------
                                                                      (restated                   (restated
                                                                       -note 6)                    -note 6)
Revenue
  Oil and gas                                           $  9,316         9,888      $ 18,388        13,889
  Royalties                                               (1,034)       (2,037)       (2,918)       (2,892)
                                                        ---------------------------------------------------
                                                           8,282         7,851        15,470        10,997
                                                        ---------------------------------------------------
Expenses
  General and administrative                               1,863         1,007         3,234         2,829
  Production and operating                                 1,786         1,989         3,296         2,713
  Interest                                                   126           394           300           559
  Depletion, depreciation and accretion                    5,127         3,845        10,212         5,130
                                                        ---------------------------------------------------
                                                           8,902         7,235        17,042        11,231
                                                        ---------------------------------------------------

Earnings (loss) from operations                             (620)          616        (1,572)         (234)
Interest income                                              173           100           301           210
                                                        ---------------------------------------------------
Earnings (loss) before income taxes                         (447)          716        (1,271)          (24)
                                                        ---------------------------------------------------

Income taxes
  Capital                                                     65            52           133            88
  Future (reduction)                                        (241)          169          (367)          106
                                                        ---------------------------------------------------
                                                            (176)          221          (234)          194
                                                        ---------------------------------------------------

Net earnings (loss)                                         (271)          495        (1,037)         (218)

Deficit, beginning of period as previously reported       (2,204)      (17,609)         (312)      (17,057)
Adjustment to opening deficit (note 6)                        --          (647)       (1,126)         (486)
Reduction of Stated Capital (note 3)                          --        17,057            --        17,057
                                                        ---------------------------------------------------
Deficit, end of period                                  $ (2,475)         (704)     $ (2,475)         (704)
                                                        ---------------------------------------------------
Earnings (loss) per share                               $     --          0.01      $  (0.01)           --
                                                        ---------------------------------------------------
Diluted earnings (loss) per share                       $     --          0.01      $  (0.01)           --
                                                        ---------------------------------------------------



     SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




19                      CANADIAN SUPERIOR ENERGY INC. 2004 SECOND QUARTER REPORT

--------------------------------------------------------------------------------
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                             Three Months Ended            Six Months Ended
(UNAUDITED)                                                         June 30                     June 30
(THOUSANDS OF CANADIAN DOLLARS)                               2004          2003           2004         2003
                                                         ---------------------------------------------------
                                                                       (restated                   (restated
                                                                        -note 6)                    -note 6)
CASH PROVIDED BY (USED IN):
OPERATIONS
  Net earnings (loss)                                    $   (271)          495      $ (1,037)         (218)
  Items not involving cash for operations:
    Depletion, depreciation and accretion                   5,127         3,845        10,212         5,130
    Stock based compensation                                  697           187           940           336
    Future income taxes (reduction)                          (241)          169          (367)          106
                                                         ---------------------------------------------------
    Cash flow from operations                               5,312         4,696         9,748         5,354

  Net change in non-cash working capital                     (713)        1,188         7,192           995
                                                         ---------------------------------------------------
                                                            4,599         5,884        16,940         6,349
                                                         ---------------------------------------------------

FINANCING
  Issue of shares                                              61          (246)        8,917        32,546
  Revolving production loan advances (repayments)           1,250          (518)       (4,650)       21,132
  Redemption of Nova Scotia offshore term deposits             --            --            --           805
  Note payable advance                                         --            --            --         1,500
                                                         ---------------------------------------------------
                                                            1,311          (764)        4,267        55,983
                                                         ---------------------------------------------------

INVESTING
  Acquisition of oil and gas assets                            --          (374)           --       (54,160)
  Exploration and development expenditures                 (8,806)       (3,372)      (23,016)       (8,376)
                                                         ---------------------------------------------------
                                                           (8,806)       (3,746)      (23,016)      (62,536)

  Net change in non-cash working capital                    3,016        (1,374)       10,756           204
                                                         ---------------------------------------------------
                                                           (5,790)       (5,120)      (12,260)      (62,332)
                                                         ---------------------------------------------------
Increase in cash and short-term investments                   120            --         8,947            --
Cash and short-term investments, beginning of period       18,155            --         9,328            --
                                                         ---------------------------------------------------
Cash and short-term investments, end of period           $ 18,275            --      $ 18,275            --
                                                         ---------------------------------------------------
                                                         ---------------------------------------------------


     SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


CANADIAN SUPERIOR ENERGY INC. 2004 SECOND QUARTER REPORT                      20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands except per share amounts)


NOTE 1: SIGNIFICANT ACCOUNTING POLICIES
The interim financial statements of Canadian Superior Energy Inc. have been prepared by management in accordance with the accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2003 except as described in note 6. The disclosures included below are incremental to those included with the annual financial statements. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Corporation's annual report for the year ended December 31, 2003.

NOTE 2: REVOLVING PRODUCTION LOAN
At June 30, 2004 the Corporation had a demand revolving production loan facility (the "facility") with a Canadian chartered bank of $24.0 million of which it had drawn $7.9 million. The facility bears interest at prime plus 0.75% on the first $22.5 million of the facility and prime plus 1.0% on the remainder. The facility is secured by a $50 million first floating charge demand debenture on the assets of the Corporation and a general security agreement covering all of the assets of the Corporation. The facility expires November 30, 2004, unless renewed, or extended. At July 31, 2004 the facility had a drawn balance of $7.3 million

NOTE 3: SHARE CAPITAL
a) Issued
  The Corporation's authorized share capital consisted of an unlimited number of common preferred shares.

                                                             NUMBER         AMOUNT
                                                 ------------------------------------
Balance as at December 31, 2003                              96,101     $   80,095
  Issued upon conversion of special warrants                  7,543         22,834
  Issued upon exercise of stock options                         793            864
  Issued upon exercise of $2.00 purchase warrants             3,002          6,004
  Issued upon exercise of $3.20 purchase warrants               484          1,549
  Issue costs, net of future tax reduction of $9                 --           (16)
                                                 ------------------------------------
Balance as at June 30, 2004                                 107,923     $  111,330
                                                 ------------------------------------
                                                 ------------------------------------

b) Special warrants issued:

                                                           NUMBER         AMOUNT
                                                 ------------------------------------
Balance, December 31, 2003                                  7,368    $    22,309

Special warrants issued for cash                              175            525

Converted upon issuance of common shares                  (7,543)       (22,834)
                                                 ------------------------------------
Balance as at June 30, 2004                                     0    $        0
                                                 ------------------------------------

On February 6, 2004 the Corporation filed a short form prospectus qualifying the distribution of: (a) 7,400,180 common shares and 2,466,726 common share purchase warrants upon the exercise of the 7,225,180 special warrants issued in December 2003 and an additional 175,000 special warrants issued on January 12, 2004 and
(b) 142,857 flow-through common shares upon the exercise of 142,857 flow-through special warrants issued on December 31, 2003.

c) Purchase Warrants:
  i) The following table summarizes the $2.00 purchase warrant activity:

                                                                Number
                                                             -----------
Outstanding, as at December 31, 2003                             3,368
Exercised January 1 - March 19, 2004                            (3,002)
Unexercised, and expired as of March 20, 2004                     (366)
                                                             -----------
Outstanding, as at June 30, 2004                                     0
                                                             -----------


21                    CANADIAN SUPERIOR ENERGY INC. - 2004 SECOND QUARTER REPORT

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Tabular amounts in thousands except per share


ii) As described in Note 3(b) in February 2004, the Corporation filed a short form prospectus qualifying the distribution of 2,466,726 common share purchase warrants.

     The following table summarizes this $3.20 purchase warrant activity:

                                                                         Number
                                                                      -----------
     Balance, as at December 31, 2003,                                     --
     Issued February 6, 2004                                            2,467
     Exercised, total as at June 30, 2004                                (484)
     Expired on March 31, 2004 (insiders of Corporation)                  (33)
                                                                      -----------
     Outstanding, as at June 30, 2004
     and expiring December 31, 2004                                     1,950
                                                                      -----------

     On March 30, 2004, the Corporation announced it had extended the $3.20 purchase warrant expiry to December 31, 2004 for non-insiders of the Corporation.

d) On June 27, 2003, at the Corporation's Annual Meeting of Shareholders, a special resolution was approved authorizing a reduction in the stated capital account for the common shares of the Corporation of $17,057,000, being the Corporation's deficit as at December 31, 2002.

e)   Stock options:
     The Corporation has a stock option plan for its directors, employees and consultants. The exercise price for stock options granted is no less than the quoted market price on the grant date. An option's maximum term is ten years.


                                             June 30, 2004             December 31, 2003
                                       -------------------------------------------------------
                                                        Weighted                   Weighted
                                             Number      Average        Number      Average
                                         of Options        Price    of Options       Price
                                       -------------------------------------------------------
Balance, beginning of period                  5,133       $ 1.29         5,841    $   1.12
  Forfeited                                    (440)        1.05          (188)       1.35
  Exercised                                    (793)        1.09        (1,625)       0.99
  Granted                                     4,020         1.83         1,105        1.73
                                       -------------------------------------------------------
Balance, end of period                        7,920       $ 1.59         5,133    $   1.29
                                       -------------------------------------------------------
                                       -------------------------------------------------------

A modified Black-Scholes option pricing model, with the following weighted average assumptions for the six months ended June 30, 2004, was used to estimate the fair value of options on the date of the grant, for inclusion as stock-based compensation expense.

Risk free interest rate (%)                                         4.0
Expected lives (years)                                              5.0
Expected volatility (%)                                              94
Dividend per share                                                 0.00

   The grant date weighted average fair value of options issued during 2004 was $1.27 per option.

NOTE 4: RELATED PARTY TRANSACTIONS
During the six months ended June 30, 2004, the Corporation paid $542,000 (2003 - $423,000) at commercial terms for oilfield equipment rentals to a company controlled by a director and for aircraft rentals at commercial terms to a company controlled by an officer and director of the Corporation.

In March 2003, the Corporation received $1.5 million from a company controlled by director of the Corporation. The note was fully repaid by the Corporation in November interest in the amount of $99,986.

NOTE 5: HEDGES
The Corporation enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility. These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes.


CANADIAN SUPERIOR ENERGY INC. - 2004 SECOND QUARTER REPORT                    22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands except per share amounts)

The Corporation has the following contracts in place relating to the remainder of 2004:

CONTRACT             VOLUME            PRICE                 TERM

NATURAL GAS
Fixed Price          2,000 gj/d        $6.14/gj (Aeco)       April 1 - October 31, 2004

At June 30, 2004, the estimated fair values of the above financial instruments was a loss of approximately $0.1 million.

NOTE 6: CHANGE IN ACCOUNTING POLICIES

a) Asset Retirement Obligation Effective January 1, 2004 the Corporation retroactively adopted the new Canadian standard for "Asset Retirement Obligations". This standard required the recognition of the fair value of obligations associated with the retirement of tangible long-lived assets be recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accredited over time for changes in the fair value of the liability through charges to asset retirement accretion which is included in depletion, depreciation and accretion expense. The costs capitalized to the related assets are amortized to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The adoption of this standard reduced 2004 earnings by approximately $0.1 million. See below for the impact of the adoption in the financial statements.

     Prior to January 1, 2004, the Corporation provided for future site restoration and abandonment costs over the life of the proved reserves on a unit-of-production basis.

b)   Stock-based compensation plans
     The Corporation adopted the application of the new Canadian accounting standard for stock-based compensation as of January 1, 2004, with retroactive effect to January 1, 2002. This stock requires all options granted to employees, directors and consultants of the Corporation to be fair valued and recorded as a compensation expense when granted over the vesting period of the related options, with a corresponding increase to contributed surplus. The adoption of this standard decreased the first half of 2004 earnings by $940,000.

c)   The following adjustments result from the application of the new standards:

Consolidated Balance Sheet - As at December 31, 2003 ($000's)

                                                                CHANGE REGARDING:
                                                        -------------------------------------
                                                          ASSET RETIREMENT     STOCK BASED
                                        AS REPORTED          OBLIGATION        COMPENSATION         AS RESTATED
-----------------------------------------------------------------------------------------------------------------
Assets
  Oil and gas assets                        102,677            4,797                --                 107,474
Liabilities and shareholders' equity
  Asset retirement obligation                 1,634            4,345                --                   5,979
  Future income taxes                         9,046              174                --                   9,220
  Deficit                                      (312)             278             (1,404)                (1,438)
  Contributed Surplus                            --               --              1,404                  1,404
-----------------------------------------------------------------------------------------------------------------

Changes to asset retirement obligations were as follows:

                                                                          FOR SIX MONTHS
                                                                     ENDED JUNE 30, 2004
-----------------------------------------------------------------------------------------------------------------
Asset retirement obligations at beginning of period                                5,979
Liabilities incurred during period                                                   186
Liabilities settled during period                                                     --
Accretion                                                                            211
Asset retirement obligations at June 30                                            6,376
-----------------------------------------------------------------------------------------------------------------

The adjustment of $(486,000) to the January 1, 2003 opening deficit consists of changes relating to the retroactive application of stock based compensation of $(633,000) and asset retirement obligations of $147,000.


23                    CANADIAN SUPERIOR ENERGY INC. - 2004 SECOND QUARTER REPORT

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Tabular amounts in thousands except per share

NOTE 7: MEASUREMENT UNCERTAINTY

The Corporation adopted CICA Accounting Guideline 16 "Oil and Gas Accounting - Full Cost' in its fourth quarter 2003. This guideline limits the carrying value of oil and gas properties to their fair value in a ceiling test calculation which must be performed at least annually. The fair value is estimated to be the timely future cash flow from proved and probable reserves using future price forecasts and costs discounted at a risk-free rate. No write-down of oil and gas assets was required, under this guideline at December 31, 2003.

The Corporation is currently evaluating the results of its Mariner I-85 well. The Corporation has excluded approximately $16.8 million of expenditures relating to this well from capital costs subject to DD&A and ceiling test calculations. Had the Corporation included the costs of the Mariner I-85 well in its June 30, 2004 ceiling test calculation the Corporation would have recorded a write-down of its oil and gas assets of approximately $15 million.






MANAGEMENT HAS COMPILED THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL INFORMATION OF CANADIAN SUPERIOR ENERGY INC. CONSISTING OF THE INTERIM CONSOLIDATED BALANCE SHEETS AS AT JUNE 30, 2004 AND THE CONSOLIDATED STATEMENTS OF OPERATIONS DEFICIT AND CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2004 AND 2003. PLEASE NOTE THE INTERIM FINANCIAL STATEMENTS HAVE NOT BEEN REVIEWED OR AUDITED BY EXTERNAL AUDITORS.


CANADIAN SUPERIOR ENERGY INC. - 2004 SECOND QUARTER REPORT                    24

HIGHLIGHTS

The following table sets forth selected financial information of Canadian Superior Energy Inc. for the periods indicated:

(UNAUDITED)

                                          Three Months Ended                 Six Months Ended
                                                June 30            %              June 30            %
                                           2004        2003     Change       2004        2003      Change
                                         -----------------------------      -----------------------------

FINANCIAL:
  ($000's except per share amount)
  Oil and gas revenues                    $9,316      $9,888       -6%     $18,388     $13,889       32%
  Cash flow from operations               $5,312      $4,696       13%      $9,748      $5,354       82%
    Per Share                              $0.05       $0.05        --       $0.09       $0.07       29%
  Net earnings (loss)                      ($271)       $495        --     ($1,037)      ($218)       --
    Per Share                              $0.00       $0.01     -100%      ($0.01)      $0.00        --
  Capital expenditures                    $8,806      $3,746      135%     $23,016     $62,536      -63%
  Net debt including working capital      $8,095     $27,815      -71%      $8,095     $27,815      -71%
  Weighted average common
    shares outstanding                   107,879      87,627       23%     104,640      79,468       32%


PRODUCTION, PRICING AND REVENUE:
NATURAL GAS
  Average daily Production (mcf/d)        11,427      12,639      -10%      11,665       8,764       33%
  Average Sales Price ($/mcf)              $7.02       $6.80        3%       $6.80       $7.16       -5%
OIL & NGLS
  Average Daily Production (bbls/d)          603         671      -10%         609         398       53%
  Average Sales ($/bbl)                   $37.00      $32.88       13%      $35.75      $34.40        4%


BARRELS OF OIL EQUIVALENT (6:1)
  Average Daily Production (boe/d)         2,508       2,778      -10%       2,551       1,860       37%
  Average Sales Price ($/boe)             $40.83      $39.12        4%      $39.61      $41.28       -4%
  Total Oil and Gas Revenue ($000's)      $9,316      $9,888       -6%     $18,388     $13,889       32%


WELLS DRILLED
  Gross                                      5.0         2.0      150%          10         4.0      150%
  Net                                        3.1         1.7       82%         6.7         3.2      109%


25                   CANADIAN SUPERIOR ENERGY INC. - 2004 SECOND QUARTER REPORT

CORPORATE INFORMATION

DIRECTORS                                       OFFICERS AND SENIOR MANAGEMENT

GREG S. NOVAL, B. COMM., B.A. (ECON.), LLB      GREG S. NOVAL, B. COMM., B.A. (ECON.), LLB
  CHIEF EXECUTIVE OFFICER & DIRECTOR              CHIEF EXECUTIVE OFFICER
HARVEY KLINGENSMITH, B.SC. ENG., P.GEOPH.,      HARVEY KLINGENSMITH, B.SC. ENG., P.GEOPH.,
           B.SC. ENG., P.GEOL.                            B.SC. ENG., P. GEOL.
  CHIEF OPERATING OFFICER & DIRECTOR              CHIEF OPERATING OFFICER
RODNEY D. ERSKINE, B.SC. PET. ENG.              MEL MARSHALL, B.SC. GEOPHYSICS, P.GEOPH.
  DIRECTOR                                        VICE PRESIDENT, EXPLORATION
GERALD J. MAIER, B.SC. PET. ENG., O.C., C.D.,   DAVE PURCELL, B.COMM., CA
           LL.D., FCAE                            CHIEF FINANCIAL OFFICER
  DIRECTOR
LEIGH BILTON                                    LEIGH BILTON
  VICE PRESIDENT, WESTERN CANADA OPERATIONS       VICE PRESIDENT, WESTERN CANADA OPERATIONS
  & DIRECTOR                                    MICHAEL E. COOLEN, B.SC., B.ENG. (MECH), P.ENG.
CHARLES DALLAS                                    VICE PRESIDENT, EAST COAST OPERATIONS
  DIRECTOR                                      DANIEL C. MACDONALD, B.A. IN BUSINESS ADM.(FINANCE)
T.J. (JAKE) HARP, B.SC. PET. ENG., P.GEOPH.       LAND MANAGER
  DIRECTOR                                      GEROLD FONG, B.SC. GEOPHYSICS
                                                  EXPLORATION MANAGER
                                                JASON BEDNAR, B.COMM., CA
                                                  CONTROLLER
                                                MARK GILLIS, B. ENG. (MECH), P.ENG.
                                                  MANAGER, EAST COAST DRILLING


REGISTRAR AND TRANSFER AGENT                   INDEPENDENT ENGINEERS
Computershare Investor Services Inc.           Gilbert Laustsen Jung Associates Ltd.
  CALGARY, ALBERTA & TORONTO, ONTARIO            CALGARY, ALBERTA
                                               McDaniel & Associates Consultants Ltd.
                                                 CALGARY, ALBERTA
SOLICITORS
Canadian Counsel                               AUDITORS
  Borden Ladner Gervais LLP                    KPMG LLP
    CALGARY, ALBERTA                             CALGARY, ALBERTA
  Burchell Green Hayman Parish
    HALIFAX, NOVA SCOTIA                       BANKS
  McCarthy Tetrault LLP                        Alberta Treasury Branch
    CALGARY, ALBERTA                             CALGARY, ALBERTA
U.S. Counsel                                   HSBC Bank Canada
  Morrison & Foerster LLP                        CALGARY, ALBERTA
    NEW YORK, NEW YORK
  Preston Gates Ellis LLP                      STOCK EXCHANGE LISTING
    SEATTLE, WASHINGTON                        The Toronto Stock Exchange
                                               American Stock Exchange
                                               Trading Symbol: SNG


CANADIAN SUPERIOR ENERGY INC. - 2004 SECOND QUARTER REPORT                   26

                                    [LOGO]
                              CANADIAN SUPERIOR
                                 ENERGY INC.

                                   HEAD OFFICE
              SUITE 3300, 400 - 3RD AVENUE S.W., CALGARY, ALBERTA,
                                 CANADA T2P 4H2
                     TEL: (403) 294-1411 FAX: (403) 216-2374


                                EAST COAST OFFICE
                              PURDY'S WHARF TOWER 1
           SUITE 1409, 1959 UPPER WATER STREET, HALIFAX, NOVA SCOTIA
                                 CANADA B3J 3N2
                     TEL: (902) 474-3969 FAX: (902) 474-3958



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